SI N

17008635

OMB APPROVAL

OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

SEC FILE NUMBER
8- 67149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Rd, Suite 200

(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Mikes (516)750-6200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Mikes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities, LLC, as of December 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public 2/28/17

Christine Ciro
NOTARY PUBLIC, STATE OF NEW YORK
No. 01CI6143855
Qualified in Nassau County
Commission Expires April 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street. New York. NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner. C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin. C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Wilmington Capital Securities, LLC
600 Old Country Road – Suite 200
Garden City, NY 11530

We have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2017

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS	
Current assets:	
Cash and cash equivalents	$ 646,876
Due from clearing broker	477,879
Deposit with clearing brokers	900,000
Securities owned - at market value	2,727,478
Other receivables	16,681
Total current assets	4,768,914
Other assets:	
Non-marketable securities, at market value	67,097
Prepaid expenses	34,379
Security deposit	13,251
Total other assets	114,727
Total assets	$ 4,883,641
LIABILITIES AND CAPITAL	
Liabilities:	
Current liabilities:	
Accounts payable	28,127
Accrued expenses	471,474
Due to clearing broker	2,343,420
Total liabilities	$ 2,843,021
Capital	2,040,620
Total liabilities and capital	$ 4,883,641

See accountants' report and notes to financial statements.

WILMINGTON CAPITAL SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Statement of Significant Accounting Policies:

Organization:

Wilmington Capital Securities, LLC (A Limited Liability Company) (the Company), was organized under the laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options and private placements of securities to public customers.

Concentration of Risk:

As of December 31, 2016, the Citibank bank statement indicated a balance of $646,876. Of this amount, $646,876 is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2016 up to $250,000.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Security Transactions and Revenue Recognition:

For transparency, matching and convenience, the Company chooses to recognize trading revenue and record transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2016 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

1. Statement of Significant Accounting Policies: (continued)

Leases:

In March 2007, the Company entered into a lease agreement with Shelvin Plaza Associates, LLC, which was amended December 2011. This lease was amended on December 2016 to extend the lease period through February 29, 2020. The monthly rent payments will be $6,351.46 through February 2018, $6,542.00 through February 2019, and $6,738.26 through February 2020. Future minimum lease payments are as follows:

Year Ended December 31,	
2017	$ 76,218
2018	$ 78,123
2019	$ 80,467
2020	$ 13,477

Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2016, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2016, using:		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Non-marketable securities, at market value	$ 67,097	$ -	$ -	$ 67,097
Securities owned, at market value	$ 2,727,478	$ -	$ 2,727,478	$
Securities sold not yet purchased at market value	$ (20,144)	$ -	$ (20,144)	$ -
Totals	$ 2,774,431	$ -	$ 2,707,334	$ 67,097

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

2. Clearing Deposit:

The company is required to maintain a security deposit of $890,000 with RBC Correspondent Services and $10,000 with Interactive Brokers. The company was in compliance at December 31, 2016.

3. Net Capital Requirements:

Wilmington Capital Securities, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, Wilmington Capital Securities, LLC (A Limited Liability Company) had net capital of $1,437,465 after adjustments for non-allowable assets, which was $1,327,465 in excess of its required net capital. Wilmington Capital Securities, LLC (A Limited Liability Company)'s net capital ratio was 0.2666 to 1.

4. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

5. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis. The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

6. Non-marketable securities, at market value:

The investment in non-marketable securities represents warrants received by the company earned in various private placements deals that the company was involved in. These warrants were valued at the time of issue less certain discounts and adjusted to their market value at December 31, 2016. The discounts varied depending upon the level of restrictions and holding periods of each warrant. The value of the warrants at the time of issue was recorded as underwriting income in the financial statements.

7. Subsequent events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016, and through February 17, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.